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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 7)
                                (FINAL AMENDMENT)
                                  SCHEDULE 13D

                             LIFE TECHNOLOGIES, INC.
                            (NAME OF SUBJECT COMPANY)

                               DEXTER CORPORATION
                        DEXTER ACQUISITION DELAWARE, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    532177201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

                              BRUCE H. BEATT, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               DEXTER CORPORATION
                                 ONE ELM STREET
                             WINDSOR LOCKS, CT 06096
                                 (860) 292-7675
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                ----------------

                                    COPY TO:
                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939




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                                 SCHEDULE 14D-1

         CUSIP NO. 532177201

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 1       NAME OF REPORTING PERSONS: DEXTER CORPORATION
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-0321410
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                               (A)  X
                                                               (B)
-------------------------------------------------------------------------------
 3       SEC USE ONLY
-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS (SEE INSTRUCTIONS):
         BK
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F):
-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION:
         CONNECTICUT
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 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         17,761,428
-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
-------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
         71.3%
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
         CO
-------------------------------------------------------------------------------



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                                SCHEDULE 14D-1

         CUSIP NO. 532177201

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 1       NAME OF REPORTING PERSONS: DEXTER ACQUISITION DELAWARE, INC.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 51-0386042
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                               (A)  X
                                                               (B)
-------------------------------------------------------------------------------
 3       SEC USE ONLY
-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS (SEE INSTRUCTIONS):
         AF
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F):
-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION:
         DELAWARE
-------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         17,761,428
-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
-------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):  71.3%
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
         CO
-------------------------------------------------------------------------------







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         Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser")
and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 2, 1998, as amended by Amendments No. 1, 2, 3, 4, 5 and 6 thereto filed with the Commission on November 5, 1998, November 12, 1998, November 23, 1998, December 2, 1998, December 7, 1998 and December 8, 1998, respectively (as so amended, the "Schedule 14D-1"). This Amendment No. 7, constituting the final amendment to the Schedule 14D-1 pursuant to Instruction D of Schedule 14D-1, also constitutes the statement on Schedule 13D of Purchaser and Parent. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1. The item numbers, captions and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (b) Item 1(b) of the Schedule 14D-1 is hereby amended and supplemented by adding the following information thereto:

                  Parent believes, based on information provided by the Company's transfer agent, that as of December 23, 1998, there are 24,924,136 Shares outstanding.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) Items 4(a)-(b) of the Schedule 14D-1 are hereby amended and supplemented by adding the following information thereto:

                  Purchaser estimates that the total amount of funds required to purchase the Publicly-held Shares accepted in the Offer will approximate $216 million, all of which will be borrowed under the Revolving Credit Facility.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(g) Items 5(a)-(g) of the Schedule 14D-1 are hereby amended and supplemented by adding the following information thereto:

                  Parent and Purchaser do not presently intend to seek to proceed with the Second-Step Merger in light of, among other factors, the fact they do not own at least 80% of the outstanding Shares. Whether they will so seek to proceed in the future will depend upon various factors, including without limitation, whether they acquire 80% of the outstanding Shares, whether at least 80% of outstanding Shares are owned in the aggregate by Parent, Purchaser and other Company stockholders who are, to the Company's satisfaction, committed to vote in favor of the Second-Step Merger, the identity, intentions and actions of the Company's other stockholders, prevailing market prices for the Shares, developments affecting the Company and other factors which cannot be predicted at this time. As a consequence, no assurance can be given as to whether or when Parent and Purchaser will seek to cause the Second-Step Merger to be consummated. In addition, no assurance can be given as to what consideration will be paid to shareholders other than Parent or Purchaser if the Second-Step Merger does occur.

                  Pursuant to authorization granted by the Parent Board, Parent may purchase Shares on the open market and in privately negotiated transactions from time to time. The timing and amount of, and prices paid for, such purchases, if any, will depend upon the number of Shares then held by Parent and Purchaser, the identity, intentions and actions of the Company's other stockholders, prevailing market prices for the Shares, developments affecting the Company and other factors which cannot be predicted at this time.




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                  To the extent any other statement in this Schedule 14D-1, as amended, and this Schedule 13D is inconsistent with any statement in the preceding two paragraphs, such other statement is hereby superseded.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) Items 6(a)-(b) of the Schedule 14D-1 are hereby amended and supplemented by adding the following information thereto:

                  On Wednesday, December 23, 1998, Parent and Purchaser announced that they had completed their Offer to acquire any and all of the Shares of the Company that Parent did not then own for $39.125 per Share in cash, net to the Seller, without interest thereon. The Offer expired at 12:00 midnight, New York City time, on December 22, 1998.

                  Parent has been informed by the Depositary that, as of 12:00 midnight, New York City time, on December 22, 1998, 5,514,764 Shares had been tendered and not withdrawn, including Shares tendered pursuant the notices of guaranteed delivery. Shares tendered and not withdrawn prior to the Expiration Date represent approximately 22% of all of the issued and outstanding Shares of the Company. As a result of the acquisition of such Shares in the Offer, Parent will own an aggregate of approximately 17,761,428 million Shares representing approximately 71% of the total number of issued and outstanding Shares. Parent intends to pay promptly for the Shares tendered and accepted for payment pursuant to the Offer.

                  The full text of Parent's and Purchaser's December 23, 1998 press release announcing the completion of the Offer and the acceptance of the tendered Shares is set forth in Exhibit (a)(16) hereto and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         (f) Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following information thereto:

                  The Offer expired at 12:00 midnight, New York City time, on Tuesday, December 22, 1998.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits:

         (a)(16) Text of press release issued by Parent and Purchaser, dated December 23, 1998.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1998                     DEXTER ACQUISITION DELAWARE, INC.


                                              By:      /s/ KATHLEEN BURDETT
                                                  --------------------------
                                                  Name:  Kathleen Burdett
                                                  Title: Treasurer

                                              DEXTER CORPORATION


                                              By:      /s/ BRUCE H. BEATT
                                                  --------------------------
                                                  Name:  Bruce H. Beatt
                                                  Title: Vice President, General
                                                         Counsel and Secretary




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                                  EXHIBIT INDEX




EXHIBIT
NUMBER                             DESCRIPTION

(a)(16) Text of press release issued by Parent and Purchaser, dated December 23, 1998.